CERTIFICATE OF AUTHOR

I, Peter G. Folk, P.Eng. do hereby certify that:

1.

I am an independent consulting geological engineer and Canadian citizen residing on Mayne Island in the Province of British Columbia, Canada.

2.

I hold a B.A.Sc. in Geological Engineering conferred by the University of British Columbia in 1971.

3.

I am a member, in good standing, of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada.

4.

I have been practicing my profession related to mining and mineral exploration for over 30 years in a wide variety of locations in North, South, and Central America and China.  Specific to the content of this report are several consulting trips to the People’s Republic of China.

5.

I fulfill the requirements to be an “independent qualified person” as defined under “National Instrument 43-101”.

6.

I visited the Jinniushan Project on the 21st and 22nd of November, 2006.  I am entirely responsible for the report entitled “REPORT ON THE JINNIUSHAN GOLD PROJECT, YUANLING COUNTY, HUNAN PROVINCE, PEOPLE’S REPUBLIC OF CHINA for MINCO MINING & METALS CORPORATION” Dated December 28, 2006.

7.

I have not had any prior involvement with the property that is the subject of the technical report.

8.

To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.

I am independent of MINCO MINING & METALS CORPORATION applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes,

including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th day of December, 2006

________________________

Signature of Qualified Person

______________________

Peter G. Folk, P.Eng.

Seal of Qualified Person

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